SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                            Steven Madden, Ltd.
                             (Name of Issuer)

                 Common Stock, par value $.001 per share
                     (Title of Class of Securities)

                                    N/A
                       --------------------------------
                              (CUSIP Number)


                                 Jordan Belfort
                               500 North Broadway
                                    Suite 240
                             Jericho, New York 11753
                                 (516) 938-5500

        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                September 8, 1997

         (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                          --

        Check the following box if a fee is being paid with this
        Statement:                                        __


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                                 SCHEDULE 13D


CUSIP NO.   N/A
         _____________

 1   NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSONS

      Jordan Belfort

      ---------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) __    (b) __
 3    SEC USE ONLY
 4    SOURCE OF FUNDS      PF

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 [X]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

  Number of   7    SOLE VOTING POWER                   1,244,371
 Shares Bene-
  ficially    8    SHARED VOTING POWER                 NONE
 Owned by     9    SOLE DISPOSITIVE POWER              1,244,371
 Reporting    10   SHARED DISPOSITIVE POWER            NONE
 Person With

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,244,371

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES                                                    __

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.9%

 14   TYPE OF REPORTING PERSON*
          IN


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Item 1.   Security and Issuer.  Common Stock, $.0001 par value ("Madden Common")

          Steven Madden, Ltd. (the "Issuer")
          52-16 Barnett Avenue
          Long Island City, New York 11104


Item 2.   Identity and Background.

     Names of Person Filing:

     (a)  This statement is filed on behalf of Jordan Belfort.
     (b) Mr. Belfort's business address is 500 North Broadway, Suite 240, Jericho, New York 11753
     (c) Mr. Belfort's present principal occupation is the management of personal and family investments. Mr. Belfort sometimes engages in such activities through JRB Group, Incorporated, with offices at
          500 North Broadway, Suite 240, Jericho, New York  11753
     (d)  Mr. Belfort has not been convicted in a criminal proceeding.
     (e) In 1994 Mr. Belfort consented, without admitting or denying any allegations of wrongdoing, to the entry of a civil judgement of injunction enjoining him from future violations of federal and state securities laws.
     (f)  Mr. Belfort is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          Mr. Belfort has used his personal funds to purchase 1,139,371 shares of Madden Common (approximately $210,000 for 30,000 of such shares and approximately $4,496,855 for the balance of such shares). In addition, in connection with the Issuer's initial public offering, Mr. Belfort, as an employee of the Issuer's underwriter, was issued units (the "Units") granting the right to purchase an additional 315,000 shares of Madden Common at a purchase price of $5.80 per share. Beneficial ownership of such 315,000 shares is being reported in this filing.

Item 4.   Purpose of Transaction.

          Mr. Belfort presently intends, subject to acceptable price and availability, to attempt to purchase additional shares of Madden Common. In addition, Mr. Belfort presently intends to nominate one or more persons to stand for election to the Issuer's board of directors at the Issuer's next meeting of stockholders.


          Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.



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Item 5.   Interest in Securities of the Issuer.

      (a) As of September 8, 1997, Mr. Belfort, beneficially owned 1,244,371 shares or 14.9% of the Issuer's common stock, including the 315,000 shares issuable upon exercise of the Units

      (b) Mr. Belfort holds the power to vote or to direct the vote, to dispose or to direct the disposition of all such shares, subject in the case of the 315,000 shares underlying the Units, to the purchase of such shares at a price of $5.80 per share.

      (c) On September 8, 1997 Mr. Belfort entered into a purchase agreement to acquire 899,371 shares of Madden Common at a price of $5.00 per share from an escrow agent holding such shares as security for certain obligations of the holder of such shares. The full purchase consideration for such shares has been paid to the escrow agent and only the registration of such transfer on the books of the Issuer's transfer agent remains to be completed. Within the last month
          Mr. Belfort has purchased an additional 30,000 shares of Madden Common purchased recently by Mr. Belfort in open market transactions at an average purchase price of approximately $7.00 per share

          (d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

          Except as indicated in this 13D and the attached exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Party and any other person, with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits:

          NONE.


                                  SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    September 9, 1997
          Jericho, NY                                     /s/ Jordan Belfort
                                       ______________________________________
                                                              Jordan Belfort



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